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SEC FILE NUMBER
8-69379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICG Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 South College Street, Suite 1610
(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Upton	704-332-1930	scott.upton@icgcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Upton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICG Capital Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Scott Upton   Digitally signed by Scott Upton
                               Date: 2026.03.17 16:09:09 -04'00'

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ICG CAPITAL SECURITIES, LLC

Financial Statements

as of and for the year ended

December 31, 2025

ICG CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICG Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ICG Capital Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

ICG Capital Securities, LLC is adjusting its beginning balance on the Statement of Changes in Member's Equity by recording a prior period adjustment as discussed in Footnote G. Our opinion is not modified with respect to this matter.

Basis for Opinion

The financial statement is the responsibility of ICG Capital Securities, LLC 's management. Our responsibility is to express an opinion on ICG Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 16, 2026

ICG Capital Securities, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$ 211,072
Accounts Receivable	120,000
Prepaid Expenses	22,651
Property, Plant and Equipment; Intangibles (net)	132,699
TOTAL ASSETS	$ 486,422

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 12,617
Accrued Expenses	70,000
Total liabilities	82,617
Member's Equity	403,805
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 486,422

The accompanying notes are an integral part of the financial statements

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business to sell private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2025, the Company did not have any uninsured cash balances. In 2025, there were two customers that represented 83% of the Company's total revenue.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

The Company adheres to ASC 740-10 (Income Taxes) in which the company evaluates each of its tax positions including its classification. As of December 31, 2025, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of yearend. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company does not deem an allowance necessary as of December 31, 2025. All accounts receivable are due upon receipt of services. The Company generally records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older, however the Company is owed $120,000 that is not expected to be paid in 2026. This amount is expected to be collected in 2027. This amount is recorded as Accounts Receivable on the Statement of Financial Condition, no interest is being charged on this balance. Accounts receivable at January 1, 2025 was $126,626.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 16, 2026, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

The Company adheres to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606. ASC 606 created a single framework for recognizing revenue from contracts with customer that fall within its cope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or services to a customer. Services within the scope of ASC 606 include advisory fees from fundraising activities and investment banking / merger & acquisition advisor services. Refer to Note I for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

NOTE B – LEASES

The Company leases office facilities pursuant to a month-to-month operating lease agreement. The Company has elected to not recognize a right of use asset and lease liability as the lease terms are 12 months or less and do not include and option to purchase that the Company is reasonable certain to exercise. Rent expense under this lease for the year ended December 31, 2025, was approximately $40,032.

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $56,991 of depreciation expense for 2025. Property and equipment are depreciated over a five-to-seven-year useful life and consists of the following as of December 31, 2025:

Office furniture and computer equipment	$ 269,089
Less: Accumulated depreciation	(138,146)
Total fixed assets, net	$ 130,943

NOTE D – INTANGIBLE ASSETS

The Company reported $586 of amortization expense for 2025. Intangible assets are amortized over a 15-year useful life and consists of the following as of December 31, 2025:

Intangible asset	$	8,108
Less: Accumulated amortization		(6,352)
Total intangible assets, net	$	1,756

NOTE E – REGULATORY REQUIRMENTS

The Company was exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 as it operated under the "Noncovered Firm" provision, pursuant to footnote 74 to SEC Release 34-700073 from January 1 through December 31, 2025.

NOTE F – COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

NOTE G – PRIOR PERIOD ADJUSTMENTS

The Company recorded a prior period adjustment to increase the beginning balance in Member's Equity for $27,100. This was to recognize revenue in the prior year. The effect of this entry would have increased equity and net income for the year ending December 31, 2024. In the prior year the Company was in compliance with net capital required by SEC Rule 15c3-1 after the prior period adjustment was recorded.

NOTE H – CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2025, the Company had net capital of $198,455 which was $192,947 in excess of its required net capital of $5,508. The Company's ratio of aggregate indebtedness to net capital was 0.416 to 1.00 as of December 31, 2025.

NOTE I – REVENUE FROM CONTRACTS WITH CUSTOMERS: ADVISORY FEES FROM FUNDRAISING
ACTIVITIES AND INVESTMENT BANKING / MERGER AND ACQUISITION (M&A) SERVICES

The Company provides fundraising and investment banking / merger & acquisition advisory services under agreements for which the Company charges customers fees.

These agreements with customers generally contain a non-refundable Advisory Fee or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The Advisory Fee or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. Advisory Fees are distinct services provided to the client and are recognized upon satisfaction of a specific performance obligation. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or services, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or services is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition.

As of December 31, 2025, there was no deferred revenue.

NOTE J – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE K – RETIREMENT PLAN

The Company has a defined contribution, simplified employee pension (SEP) plan. The plan has age and service requirements and is funded by The Company. The funding is discretionary and is based on a percentage, not to exceed 25%, of W-2 wages. The amount funded and expensed for the year ended 2025 is $70,000 as is indicated in Compensation and Related Benefits on the Statement of Income and Retirement Plan Payable on the Statement of Financial Condition.

NOTE L – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of services – fundraising and investment banking / merger & acquisition advisory services. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses the Company's excess net capital (see Note H), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.